Securities and Exchange Commission
                             Washington, D.C. 20549

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                                 Schedule 14D-9
                                 (Rule 14d-101)
                      Solicitation/Recommendation Statement
                             Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

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                            Electric Lightwave, Inc.
                            (Name of Subject Company)

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                            Electric Lightwave, Inc.
                      (Name of Person(s) Filing Statement)

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                 Class A Common stock, par value $0.01 per share
                         (Title of Class of Securities)

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                                    284895109
                      (CUSIP Number of Class of Securities)

                                -----------------

                               ROBERT J. LARSON
                            Electric Lightwave, Inc.
                                3 High Ridge Park
                               Stamford, CT 06905
                                 (203) 614-5600
            (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of the Person(s)
                                Filing Statement)

                                -----------------

                                 With copies to:

             Dennis J. Block                           David Kroenlein
      Cadwalader, Wickersham & Taft                   Winston & Strawn
             100 Maiden Lane                           200 Park Avenue
           New York, NY 10038                        New York, NY 10166
        Telephone: (212) 504-5555                 Telephone: (212) 294-6700
       Telecopier: (212) 728-6666                Telecopier: (212) 294-4700


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

     (a) The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Electric Lightwave, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3 High Ridge Park, Stamford, CT 06905. The telephone number of the principal executive offices of the Company is (203) 614-5600.

     (b) The title of the class of equity securities to which this Schedule 14D-9 relates is Class A common stock, par value $0.01 per share ("Class A Common Stock"). As of March 31, 2002, there were 35,414,784 shares of Class A Common Stock outstanding. In addition, as of March 31, 2002, there were options to purchase 3,725,204 shares of Class A Common Stock outstanding.

Item 2.  Identity and Background of Filing Person

     (a) The name, address and telephone number of the Company, which is the person filing the Schedule 14D-9, are set forth in Item 1 above.

     (d) This Statement relates to a tender offer by ELI Acquisition, Inc. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of Citizens Communications Company, a Delaware corporation ("Citizens"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO") dated May 20, 2002, to purchase all of the outstanding shares of Class A Common Stock (the "Shares") not owned by Citizens or its affiliates for $.70 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 20, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal, a copy of which is attached as Exhibit 12(a)(2) to the Schedule TO (which, as may be amended from time to time, together constitute the "Offer").

     If the Offer is successfully completed, Citizens plans to cause the Purchaser to merge into the Company in a short-form merger (the "Merger"). Upon consummation of the Merger, the Company would become a wholly-owned subsidiary of Citizens. Under the Delaware General Corporation Law (the "DGCL"), if the Purchaser owns at least 90% of the outstanding Shares, the Purchaser would have the power to approve, adopt and consummate the Merger without a vote of the Company's board of directors or stockholders. On the effective date of the Merger, each outstanding Share (other than Shares held by stockholders, if any, who are entitled to and perfect their appraisal rights under Section 262 of the
DGCL) would be cancelled and converted into the right to receive the Offer Price in cash, without interest.

     According to the Schedule TO, the address of the principal executive offices of Citizens and the Purchaser is 3 High Ridge Park, Stamford, CT 06905.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

     The following summarizes material contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser or its executive officers, directors or affiliates.

     Agreements between the Company and Citizens

     The Company's relationship with Citizens is governed by agreements entered into with Citizens in connection with the Company's initial public offering and certain other agreements, the material terms of which are described below.

     Administrative Services Agreement

     The Administrative Services Agreement provides for Citizens to render certain financial management services, information services, legal and contract services, human resources services, and corporate planning services to the Company. Under the terms of the Administrative Services Agreement, all of the services rendered by Citizens are subject to the Company's oversight, supervision and approval, acting through the Company's board of directors.

     The administrative costs payable by the Company to Citizens pursuant to the Administrative Services Agreement are not expected to exceed the fees that would be paid if such services were to be provided by an independent third party.

     The Administrative Services Agreement will terminate on December 31, 2005, unless earlier terminated by Citizens or by the Company. The Administrative Services Agreement will be renewed automatically for additional terms of two years unless either party gives at least six months' written notice prior to a scheduled termination date. The Administrative Services Agreement can be terminated upon a material breach and will be terminated upon a change of the Company's control. Under the Administrative Services Agreement, $7,985,000 in fees were payable to Citizens for 2001, excluding reimbursement for costs.

     Tax Sharing Agreement

     As the Company is included in Citizens' federal consolidated income tax group, the Company's federal income tax liability is included in the consolidated federal income tax liability of Citizens and its subsidiaries. The Company is also included with certain Citizens subsidiaries in combined, consolidated, or unitary income tax groups for state and local tax purposes. The Company and Citizens are parties to a federal, state, and local Tax Sharing Agreement. Pursuant to the Tax Sharing Agreement, the Company and Citizens make payments between themselves such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, will generally be determined as though the Company were to file separate federal, state, and local income or franchise tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of Citizens arising from an audit or otherwise). The Company is responsible for any tax liability due any foreign jurisdiction arising from the Company's business activities. The Tax Sharing Agreement will remain in effect so long as any taxing jurisdiction requires the filing of a combined tax return by both Citizens and by the Company.

     Citizens has sole and exclusive responsibility for (i) preparing any of the Company's tax returns (including amended returns or claims for refund); (ii) representing the Company with respect to any tax audit or tax contest; (iii) engaging outside counsel and accountants with respect to tax matters regarding the Company; and (iv) performing such other acts and duties with respect to the Company's tax returns as Citizens determines is appropriate.

     The amounts that the Company will pay Citizens under the Administrative Services Agreement will encompass reimbursement to Citizens for all direct and indirect costs and expenses incurred with respect to the Company's share of the overall costs and expenses incurred by Citizens with respect to tax-related services.

     Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between the Company and Citizens, during the period in which the Company is included in Citizens' consolidated group the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Citizens' consolidated group.

     Indemnification Agreement

     The Company and Citizens are parties to an Indemnification Agreement. The Indemnification Agreement provides that the Company will indemnify Citizens for any liabilities incurred by Citizens under any guarantees of the Company's obligations or liabilities and that the Company will pay Citizens for its direct costs, if any, of maintaining such guarantees.

     Registration Rights Agreement

     The Company and Citizens are parties to a Registration Rights Agreement. The Registration Rights Agreement provides that upon the request of Citizens, at the Company's expense, the Company will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of the Company's common stock (and any other securities issued in respect of or in exchange therefor) held by Citizens for sale in accordance with Citizens' intended method of disposition thereof, and will take such other actions necessary to permit the sale of these shares in other jurisdictions, subject to certain specified limitations.

     Citizens will also have the right, at its expense, to include the shares of common stock held by it in certain other registrations of the Company's common equity securities that are initiated by the Company on its own behalf or on behalf of the Company's other stockholders.

     Customers and Service Agreement

     The Company and Citizens are parties to a Customers and Service Agreement. The Customers and Service Agreement contains provisions prohibiting the Company from competing with Citizens for customers in Citizens' existing service areas and in certain new lower density territories that Citizens was or will be first to enter after the Company's initial public offering. Citizens has agreed that it will not compete with the Company in the service territories where the Company provided services prior to its initial public offering and in certain new higher density territories where the Company was or will be first to provide services after its initial public offering. Neither the Company nor Citizens may solicit an existing wholesale customer of the other company for services that such customer is currently receiving under contract from the other company. The relevant provisions were intended to permit the Company to continue all activities that it engaged in prior to its initial public offering, and to expand into related markets. The Customers and Service Agreement will remain in effect until Citizens ceases to own a majority of the voting interest of the Company's capital stock or its designees cease to constitute a majority of the Company's directors.

     Citizens Guarantees the Company's Obligations

     Lease. In June 1995, the Company entered into agreements to lease certain equipment to be constructed for the Company. The lessor has agreed to commit up to a maximum of $110,000,000 of the cost of purchasing and installing the equipment. On January 31, 2002, the Company exercised its option to purchase on April 30, 2002, operating assets in an amount of $110 million, the funding for which was provided by Citizens under the Citizens Credit Facility (as defined herein). Citizens guaranteed all of the Company's obligations under the lease and the Company paid Citizens a guarantee fee of 3.25% per year of the amount of the lessor's investment in the leased assets.

     Credit Facility. On November 2, 1997, the Company entered into a five-year, $400 million revolving credit facility with Citibank as agent for a group of lending banks. Citizens has agreed to guarantee all debt obligations under this credit facility. The credit facility requires that Citizens maintain a minimum net worth of at least $1 billion and continue to own at least 51% of the Company's outstanding common stock. The Company has agreed to pay Citizens a guarantee fee at a rate of 3.25% per annum based on the average balance outstanding. At December 31, 2001, the Company had outstanding loans payable to Citibank in the amount of $400 million. The $400 million revolving bank credit facility matures in November 2002 and full payment of the credit facility by the Company is due at that time. Citizens intends to provide the funds necessary to pay the amounts due under the credit facility.

     Senior Unsecured Notes. In April 1999, the Company completed an offering of $325 million of five-year senior unsecured notes. The notes have an annual interest rate of 6.05% and will mature on May 15, 2004. Citizens has guaranteed the payment of principal, any premium, and interest on the notes when due. The Company has agreed to pay Citizens a guarantee fee at a rate of 4.0% per year based on the average outstanding balance. At December 31, 2001, the Company had $325 million of these notes outstanding. For 2001, the Company accrued Citizens' guarantee fees of $29.6 million under the lease, the credit facility, and the senior unsecured notes.

     Refinancing of Obligations. The Company and Citizens have agreed that if Citizens intends to reduce its economic interest in the Company to less than 51%, Citizens will be entitled to request that the Company refinance its obligations under the lease and the credit facility and the Company will be obligated to use its best efforts to do so. This refinancing would occur when Citizens reduces its economic interest in the Company to less than 51%.

     License Agreement Guaranty. The Company has entered into a license agreement with the Bonneville Power Administration whereby the Company will obtain a license to use fiber optic cable on Bonneville's transmission system. On May 15, 2000, Citizens entered into a guaranty agreement with Bonneville under which Citizens guarantees the payment of the license fee, annual maintenance fee and any liquidated damages provided for in the license agreement.

     Telecommunications Services

     Citizens has transactions in the normal course of business with the Company. Citizens is an Incumbent Local Exchange Carrier ("ILEC") in certain markets in which the Company provides services. In order to provide services in those markets, the Company purchases access from Citizens. The Company is charged the full-tariffed rate for those services, which was $1,193,000 in 2001, representing usage-based charges for the services provided. Citizens purchases certain services from the Company at prevailing market rates. In 2001, the Company recognized revenue in the amount of $2,924,000 for these related party transactions.

     Network Capacity Lease

     In 1996, the Company entered into an agreement to lease rights to fiber optic lines on its network to Citizens over 10 years for a monthly fee of $30,000.

     In 1999, the Company entered into an agreement to lease certain capacity on its network to Citizens over 20 years. Performance under this agreement began when services were activated during 2000. Citizens paid the Company $6.5 million under this agreement in 1999.

     Intercompany Agreement

     The Company, along with Citizens, desire to provide compensation incentives for certain employees of the Company for high levels of performance and productivity. Therefore, the Company and Citizens entered into an Intercompany Agreement, dated as of September 11, 2000, whereby Citizens granted to certain of the Company's employees an aggregate of 205,000 shares of Citizens common stock in the form of restricted stock awards pursuant to the Citizens Communications Company Equity Incentive Plan. In consideration for those restricted stock awards, the Company agreed to grant Citizens 263,425 restricted shares of its Class B Common Stock. The 263,425 shares of the Company restricted Class B Common Stock had, on September 11, 2000, a fair market value equivalent to the fair market value of Citizens' restricted stock awards. The restrictions on a proportionate number of shares of the Company Class B Common Stock will lapse with the lapse of restrictions on Citizens stock. The Company's Compensation Committee and the Compensation Committee of Citizens have approved the Intercompany Agreement.

     Citizens Credit Support

     Citizens guarantees all of the Company's long-term debt, one of its capital leases and guaranteed one of its operating leases, and has committed to continue to support the Company's cash requirements through March 31, 2003. The Company is included in Citizens' consolidated federal income tax return. In order to maintain that consolidation, Citizens must maintain an ownership and voting interest in excess of 80%. The Company entered into a revolving credit facility with Citizens on October 30, 2000. The Citizens Credit Facility provides up to $450 million for working capital purposes through March 31, 2003, with an interest rate of 15% and a final maturity of the indebtedness of October 30, 2005. As of April 30, 2002 there was $332,500,000 outstanding under the Citizens Credit Facility.

     Conflicts of Interest

     The following directors and executive officers of the Company are also directors and/or executive officers of Citizens.

     Mr. Leonard Tow, a Director and Chairman of the Board of the Company, is also a member of the board of directors and the Chief Executive Officer of Citizens.

     Mr. Robert Braden, a member of the board of directors and Chief Executive Officer of the Company, is also Executive Vice President, ILEC Division of Citizens.

     Mr. Rudy J. Graf, a member of the board of directors of the Company, is also Vice Chairman of the Board of Directors and President and Chief Operating Officer of Citizens.

     Mr. Scott N. Schneider, a member of the board and Executive Vice President of the Company, is also a Director and Vice Chairman of the Board and Executive Vice President of Citizens.

     Mr. John H. Casey, III, a member of the board of directors of the Company, is also Vice President of Citizens and Chief Operating Officer, ILEC Division of Citizens.

     Mr. Jerry Elliott, Vice President and Chief Financial Officer of the Company, is also Vice President and Chief Financial Officer of Citizens.

     Mr. Robert J. Larson, Chief Accounting Officer and Vice President of the Company, is also Chief Accounting Officer and Vice President of Citizens.

     Mr. Donald Armour, Vice President and Treasurer of the Company, is also Vice President, Finance and Treasurer of Citizens.

     Mr. Stanley Harfenist, a member of the board of directors of the Company, is also a member of the board of director of Citizens.

     M. Robert A. Stanger, a member of the board of directors of the Company, is also a member of the board of directors of Citizens.

Item 4. The Solicitation or Recommendation

     (a) Recommendation of the Board of Directors

     The Board of Directors of the Company (the "Company's Board") with the directors who are affiliated with the Company's management or Citizens abstaining, has approved the Offer, and determined that the Offer is advisable, fair to and in the best interests of the Company's stockholders (other than Citizens and its affiliates).

     Accordingly, the Company's Board recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

     Notice   to  the   stockholders   communicating   the   Company's   Board's
recommendation is filed herewith as Exhibit (a)(2) and is incorporated by reference herein.

     (b) Background; Reasons

     Background of the Transaction

     The Company, which was incorporated in 1990 under the laws of Delaware, is a facilities-based competitive local exchange carrier (CLEC) providing a broad range of communications services to businesses. The Company is a majority-owned subsidiary of Citizens, a publicly-held communications and public services company, which holds an 85% economic interest and a 96% voting interest in the Company. The Company's relationship with Citizens is primarily governed by an Administrative Services Agreement, a Tax Sharing Agreement, an Indemnification Agreement, a Customers and Service Agreement and a Registration Rights Agreement entered into in connection with the Company's initial public offering in 1997
(IPO).

     The Company has entered into a revolving credit facility with Citizens for $450 million with an interest rate of 15% and a final maturity of October 30, 2005 (the "Citizens Credit Facility") under which $332,500,000 had been borrowed at April 30, 2002. Citizens is also currently guaranteeing the Company's $400 million revolving bank credit facility, $325 million five-year senior unsecured notes, and $75 million capital lease. On January 31, 2002, the Company exercised its option to purchase on April 30, 2002, operating assets in an amount of $110 million, the funding for which was provided by Citizens under the Citizens Credit Facility. The $400 million revolving bank credit facility matures in November 2002 and full payment of the credit facility by the Company is due at that time. Citizens intends to provide the funds necessary to pay the amounts due under the credit facility.

     Citizens  provides certain  management and  administrative  services to the
Company and certain officers and directors of Citizens also serve as the Company's directors and officers. Citizens has committed to continue to finance the Company's operations and cash requirements through March 31, 2003. There is not currently a market to further finance or refinance the Company's indebtedness, except from funds provided by Citizens.

     For a detailed description of the agreements that govern the relationship between the Company and Citizens, see Item 3.

     During 2001, the economy and the stock market began to highlight the overbuilt state of the telecommunications markets, especially for CLEC and long-haul services. The Company and other CLECs, have incurred substantial debt to build its networks for which demand now appears to be limited. As these conditions became more evident, competitive and financial pressures on CLECs increased. As a result of these pressures, a restructuring of the telecommunications industry is occurring.

     On April 2, 2001, the Company received a notice from the Nasdaq Stock Market, Inc. that its stock would be subject to delisting from the National Market after July 2, 2001 because its Class A Common Stock failed to maintain a minimum bid price. On June 29, 2001, the Company filed an application for its listing to be transferred to The Nasdaq Small Cap Market. As part of the application process, Citizens converted approximately 25.3 million shares of Class B Common Stock into the same number of shares of Class A Common Stock on August 27, 2001. Subsequently, the Company was advised by Nasdaq that, even after conversion, the Class A Common Stock did not meet minimum standards for listing on The Nasdaq Small Cap Market. On August 31, 2001, the Company received a notice from Nasdaq indicating that it had failed to comply with the shareholders' equity, market capitalization, market value/total assets and revenue and minimum bid price requirements for continued listing, and that its stock was, therefore, subject to delisting from The Nasdaq National Market. The Company was granted a hearing before a Nasdaq Listing Qualifications Panel to review the delisting. On September 27, 2001, Nasdaq implemented a moratorium on the minimum bid price and market value of public float requirements for continued listing on The Nasdaq Stock Market until January 2, 2002. The Company received a notice from Nasdaq on that date stating that as a result of that action the hearing scheduled regarding the delisting of its stock had been canceled and its hearing file closed. On January 2, 2002, compliance with the minimum requirements for listing on The Nasdaq National and Small Cap Markets started anew. The Company was unable to meet the applicable listing requirements of either market and on May 16, 2002, the Company received a notice from Nasdaq indicating that the Company failed to regain compliance with Nasdaq's listing requirements and therefore the Company's Class A Common Stock would be delisted from The Nasdaq National Market at the opening of business on May 24, 2002. On May 24, 2002, the Company's Class A Common Stock was delisted and is now trading on the over-the-counter market.

     During the fall of 2001, Citizens and the Company coordinated efforts to refinance the Company's $110 million construction agency and operating lease prior to the April 30, 2002 expiration of such lease. In August 2001, the Company engaged a major bank to prepare a confidential offering memorandum to market participation in the refinancing of the lease, which memorandum was distributed to the participant syndicate of the 1995 lease and other prospective institutional investors. Between July and December 2001, Citizens and the Company, in coordination with the bank, met with those prospective investors in support of the refinancing effort. Despite these efforts and notwithstanding Citizens' guaranty of any refinancing obligations, the participant syndicate and other potential investors expressed minimal interest in refinancing the lease. Based upon this response and the Company's inability to meet its operating costs and capital requirements except through Citizens' financing, the Company concluded that it would not be feasible to continue efforts to refinance the lease. On January 31, 2002, the Company exercised its option to purchase on April 30, 2002, operating assets in an amount of $110 million, the funding for which was provided by Citizens under the Citizens Credit Facility.

     On April 22, 2002, the Company announced that it was withdrawing its previous guidance for 2002 based upon preliminary results of operations for the first quarter of 2002.

     On May 14, 2002, the Company announced its 2002 first quarter results of operations, reflecting revenue of approximately $48.2 million, net loss of $83.4 million and adjusted EBITDA (operating income plus depreciation and amortization) of $2.5 million, compared with respective figures for the first quarter of 2001 of approximately $62.6 million in revenue, $37.7 million net loss and adjusted EBITDA of approximately $3.3 million.

     On May 14, 2002, the Company announced that it was recognizing a charge of $39.8 million relating to the Company goodwill as a cumulative effect of a change in accounting principle, net of tax.

     On May 16, 2002, Citizens announced that its board of directors had authorized its management to proceed to acquire the public minority interest in the Company through the Offer.

     On May 16, 2002, the Company's Board held a meeting at which time the terms of the Offer were communicated to the Company's Board. Because the Company's Board is controlled by individuals who are either officers or directors of Citizens, the Company's Board resolved to create a Special Committee of Independent Directors (the "Independent Committee") consisting of Maggie Wilderotter, Guenther E. Greiner and William M. Kraus, each of whom is a director not affiliated with the Company's management, Citizens or Purchaser, to evaluate the Offer and its fairness to the public stockholders. The Company's
Board authorized the Independent Committee to retain legal and financial advisors to assist in its examination of the Offer, to negotiate the Offer with Citizens and make a recommendation to the Company's Board with respect to the Offer.

     On May 16, 2002, the Independent Committee retained Cadwalader, Wickersham & Taft ("Cadwalader") to act as the Independent Committee's legal advisor in connection with its review of the Offer.

     On May 17, 2002, the Independent Committee held a telephonic meeting, during which Cadwalader discussed with the Independent Committee its fiduciary duties in connection with the proposed Offer. The Independent Committee also discussed and considered the retention of an independent financial advisor to assist the Independent Committee in evaluating the financial terms of the Offer and to render a fairness opinion to the Independent Committee with respect to the Offer.

     On May 17, 2002, after  considering  several different  investment  banking
firms,  the  Independent   Committee  retained  Lehman  Brothers  Inc.  ("Lehman
Brothers") to act as its financial advisor.

     Between May 17, 2002 and May 23, 2002  representatives  of Lehman  Brothers
and   Cadwalader   engaged  in   numerous   due   diligence   discussions   with
representatives of the Company.

     On May 23, 2002, the Independent Committee held a meeting with its legal and financial advisors. At this meeting, Cadwalader again reviewed with members of the Independent Committee their fiduciary obligations with respect to evaluating the Offer. In addition, Lehman Brothers reviewed the process involved with rendering a fairness opinion and discussed its preliminary views with the Independent Committee as to the Offer. After a full discussion, the Independent Committee authorized representatives of Lehman Brothers, on behalf of the Independent Committee, to contact representatives of Salomon Smith Barney, Citizens' financial advisor, to request an increase of the Offer Price.

     Between May 17, 2002 and May 23, 2002, representatives of Lehman Brothers conducted additional due diligence on behalf of the Independent Committee and engaged in negotiations with representatives of Salomon Smith Barney concerning the Offer Price.

     On May 29, 2002, representatives of Salomon Smith Barney notified Lehman Brothers that Citizens intended to proceed with the Offer, but was unwilling to increase the Offer Price.

     On May 30, 2002, the Independent Committee held a telephonic meeting with its legal and financial advisors during which representatives of Lehman Brothers made a presentation to the Independent Committee of their financial analysis of the Offer. At the meeting, Lehman Brothers delivered its opinion that, from a financial point of view, the Offer Price is fair to the public stockholders of the Company. After considering the advice of Lehman Brothers and Cadwalader, the Independent Committee resolved that the Offer is advisable, fair to and in the best interests of the Company's stockholders (other than Citizens and its affiliates).

     Later in the day on May 30, 2002, a meeting of the full board of directors of the Company was held. During the meeting the members of the Independent Committee reviewed for the full board its conclusion with respect to the Offer. The Independent Committee then recommended that, and the full board concluded that, the Offer is advisable, fair to and in the best interests of the Company's stockholders (other than Citizens and its affiliates). After due deliberations and after considering the recommendation of the Independent Committee and the opinion rendered by Lehman Brothers to the Independent Committee, the Company's Board with the directors who are affiliated with the Company's management or Citizens abstaining, approved the Offer and resolved to recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer.

     Reasons

     Independent Committee. In evaluating the Offer, the Independent Committee relied upon its knowledge of the business, financial condition and prospects of the Company as well as the advice of its financial and legal advisors. In determining that the Independent Committee would recommend the Offer to the Company's Board, the Independent Committee considered a number of factors, including the following:

     * Industry Considerations. The Independent Committee considered information with regard to the current conditions and prospects of the competitive local exchange carrier and long-haul telecommunications market. The Independent Committee also considered the number of telecommunications companies that have filed for bankruptcy in recent years as well as the number of such companies in bankruptcy that have been unable to find buyers for their assets.

     * Business Prospects of the Company. The Independent Committee considered the current business prospects of the Company, including the competitive CLEC market, the effect on the Company's customer base of a continued economic slowdown, and the Company's ability to generate meaningful returns on capital.

     * Financial Considerations. The Independent Committee considered the fact that the Company has substantial current and future financing requirements, that Citizens is the guarantor of the Company's major third party credit obligations, including its bank credit facility, senior secured notes and certain capital leases, that the Company's bank facility matures in November 2002 and that the Company requires the ongoing financial support of Citizens and there are limited financing alternatives for the Company as evidenced by the Company's inability to refinance its $110 million construction agency and operating lease prior to April 30, 2002.

     * Market Price and Premium. The Independent Committee considered the historical market prices and recent trading activity of the Shares and the fact that a premium was being offered for acquisition of a non-control, 15% minority stake in the Company. In particular, the Independent Committee noted that the Offer Price of $.70 per Share represented a premium of approximately 106% over the $0.34 per Share closing price on May 15, 2002, which was the trading day prior to the date of Citizens' announcement that it would take the Company private.

     *    Offer  Price.  The  Independent  Committee  concluded,  based  on  its negotiations with Citizens, that the Offer Price represented the highest price that the Purchaser would be willing to pay to acquire the Shares. This determination was the result of the Independent
          Committee's negotiations with Citizens, during which Citizens indicated it would proceed with the Offer without increasing the Offer Price.

     * Fairness Opinion. The Independent Committee considered the financial presentation of Lehman Brothers and Lehman Brothers' opinion delivered at the May 30, 2002 meeting of the Independent Committee that, as of the date of such written opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the Offer Price offered to the holders of the Shares pursuant to the Offer was fair, from a financial point of view, to the Company's public stockholders. A copy of Lehman Brothers' written opinion is attached as Schedule I to this Schedule 14d-9 and is incorporated by reference herein. Stockholders are urged to, and should, read the Opinion of Lehman Brothers carefully and in its entirety (see "Schedule I -Opinion of Lehman Brothers").

     * Terms of the Offer. The Independent Committee considered the terms of the Offer, including (i) the amount and form of the consideration,
          (ii) the limited number of conditions to the obligations of the Purchaser, including the absence of a financing condition, (iii) the tender offer structure, which would provide an expeditious means for the Company's public stockholders to receive the Offer Price and (iv) the Minimum Condition (as defined in the Offer to Purchase).

     * Liquidity. The Independent Committee considered the relative lack of liquidity for the Shares due to (i) Citizens' ownership, which results in a relatively small public float and (ii) the delisting of the Company's Class A Common Stock from The Nasdaq National Market on May 24, 2002 for failure to comply with listing requirements, and concluded that the liquidity that would result from the Offer would be beneficial to the Company's public stockholders.

     * Alternatives. The Independent Committee considered the effects on the Company's stock price if Citizens, as the Company's controlling stockholder, pursued other alternatives, including causing the Company to declare bankruptcy or pursuing a long-form merger. In addition, the Independent Committee considered the likelihood that a third party buyer would be willing to acquire the Company for a purchase price in excess of the debt obligations of the Company.

     * Negative/Countervailing Factors. The Independent Committee also took into account the fact that stockholders would forego the equity participation in the future growth of the Company and that Citizens could realize post-transaction synergies by taking the Company private and further integrating the Company's operations with those of Citizens.

     Company's Board. In reaching its determination to approve the Offer, the Company's Board independently considered each of the factors enumerated above and considered and relied upon the conclusions and unanimous recommendation of the Independent Committee that the Company's Board approve the Offer, and the considerations referred to above as having been taken into account by the Independent Committee, as well as the Company's Board's own familiarity with the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates.

     In light of the number and variety of factors that the Independent Committee and the Company's Board considered in connection with their evaluation of the Offer, neither the Independent Committee nor the Company's Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Independent Committee nor the Company's Board did so. Rather, the Independent Committee and the Company's Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Independent Committee and the Company's Board may have given different weights to different factors.

     THE COMPANY'S BOARD, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE INDEPENDENT COMMITTEE, (1) HAS APPROVED THE OFFER, (2) HAS DETERMINED THAT THE OFFER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN CITIZENS AND ITS AFFILIATES) AND (3) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.


Opinion of the Company's Financial Advisor

     On May 17, 2002, the Independent Committee engaged Lehman Brothers to act as its financial advisor with respect to the Offer. On May 30, 2002, Lehman Brothers rendered its oral opinion (subsequently confirmed in writing) to the Independent Committee that as of such date and, based upon and subject to certain matters stated therein, from a financial point of view, the consideration to be received by the stockholders of the Company other than Citizens and its affiliates (the "Public Stockholders") is fair to such Public Stockholders.

     The full text of Lehman Brothers' written opinion, dated May 30, 2002 (the "Lehman Brothers Opinion") is attached as Schedule 1 to this Form 14D-9. Stockholders may read such opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of the Lehman Brothers Opinion and the methodology that Lehman Brothers used to render its fairness opinion.

     Lehman Brothers' advisory services and opinion were provided for the information and assistance of the Independent Committee in connection with its consideration of the Offer. The Lehman Brothers Opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration offered to the stockholders in connection with the Offer.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed:

      (1) the Offer to Purchase and the specific terms of the Offer;
      (2) such publicly available information concerning the Company that Lehman Brothers believed to be relevant to its analysis, including, without limitation, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, the Company's April 22, 2002, earnings guidance announcement, and the Company's May 14, 2002, announcement that it was recognizing a charge of $39.8 million relating to Company goodwill as a cumulative effect of a change in accounting principle;

      (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to Lehman Brothers by the Company, including financial projections of the Company prepared by management of the Company;
      (4) a trading history of the Company's Class A Common Stock from May 15, 2001, to the present and a comparison of that trading history with those of companies that Lehman Brothers deemed relevant;
      (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman Brothers deemed relevant;
      (6) the delisting of the Company's Class A Common Stock from the NASDAQ National Market on May 24, 2002, for failure to comply with listing requirements, and the current lack of liquidity for the shares of the Company's Class A Common Stock;
      (7) the state of the competitive local exchange carrier (CLEC) and long-haul telecom markets;
      (8) the Company's balance sheet and debt obligations, the substantial current financing requirements of the Company, and the Company's ability to meet its debt obligations in the future;
      (9) the potential availability of various financing alternatives available to the Company to meet its operating costs and capital requirements;
     (10) the results of the Company's recent efforts to refinance certain of its obligations;
     (11) the likelihood that a third party buyer would be willing to acquire the Company for a purchase price in excess of the debt obligations of the Company;
     (12) published reports of third party research analysts with respect to the current and future financial prospects of the Company; and
     (13) a comparison of the financial terms of the Offer with the financial terms of certain other transactions that Lehman Brothers deemed relevant.

     In addition, Lehman Brothers had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to its future financial performance and Lehman Brothers relied on such projections in performing its analyses. In addition, for purposes of its analysis, Lehman Brothers also considered certain published estimates of the Company's future performance that were prepared by a third party research analyst in September 2001 and, with the Company's consent, Lehman Brothers has assumed that such published estimates are a reasonable basis upon which to evaluate the future financial performance of the Company. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of the Company and Lehman Brothers did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. In addition, the Company did not authorize Lehman Brothers to solicit, and it did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. The Lehman Brothers Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

     In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers made its determination as to the fairness, from a financial point of view, to the Public Stockholders of the Offer Price to be paid by Citizens in the Offer on the basis of financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. None of the Company, Lehman
Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the Independent Committee. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Brothers Opinion.

 Stock Trading History

     Lehman Brothers considered historical data with regard to the trading prices of the Company's Class A Common Stock for the period from May 15, 2001, to May 15, 2002 and the relative stock price performances during this same period of the NASDAQ Composite and an index of other CLECs. During the year prior to the announcement of the Offer, the closing stock price of the Company ranged from $0.23 to $2.18. The following table summarizes the historical prices one year prior to the announcement of the Offer and the corresponding premium of the Offer Price to each of these price statistics:

                                                              Premium
   Time Range (a)                   Trading Price          to Offer Price
   ----------                       -------------          --------------

   1 Day Prior                         $0.34                    106%
   7 Days Avg.                         $0.38                     85%
   30 Days Avg.                        $0.46                     53%
   90 Days Avg.                        $0.47                     50%
   180 Days Avg.                       $0.44                     58%
   1 Year Avg.                         $0.73                     (4%)
   1 Year Median                       $0.48                     46%
   1 Year High (b)                     $2.18                    (68%)
   1 Year Low (b)                      $0.23                    204%

   (a) Averages are based on calendar days
   (b) Represents intra-day high/low.

Comparable Company Analysis

     In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers reviewed and compared specific financial and operating data relating to the Company with selected companies that Lehman Brothers deemed comparable to the Company, including three "fiber-based" CLECs:
Time Warner Telecom, ITC Deltacom and XO Communications; and five "non-fiber based" CLECs: Allegiance Telecom, Choice One Communications, CTC Communications, Focal Communications and US LEC. Using publicly available information, Lehman Brothers calculated and analyzed each comparable company's enterprise value as a multiple of certain historical and projected financial criteria (such as revenue and net property, plant and equipment ("PPE") ). The enterprise value of each company was obtained by adding the market value of its short and long term debt to the sum of the market value of its common equity, the market value of any preferred stock, the book value of any minority interest, and subtracting its cash and cash equivalents. The analysis indicated the following multiples as of May 28, 2002:

                                                          Fiber-Based CLECs
                                            ----------------------------------------------
                                                 Low             High            Mean
                                            --------------  ---------------  -------------

Enterprise Value as a Multiple of:
      2002E Revenues                            0.6x             0.9x            0.8x
      2003E Revenues                            0.5x             0.8x            0.7x

Enterprise Value as a Percentage of:
      Net PPE                                    15%              41%             31%

     Financial projections for comparable companies based on third party Wall Street research estimates.

     Based on selected multiples for various financial criteria, this analysis indicated a range of enterprise values for the Company from $99 million to $368 million, implying negative equity values per share of ($21.12) to ($15.88), given the Company's approximately $1.2 billion of net debt. Lehman Brothers noted that the $0.70 per share offered in the Offer was above the range implied by this analysis.

     Because of the inherent differences between the business, operations and prospects of the Company and the business, operations and prospects of the companies included in the comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the companies included in the comparable company analysis that would affect the public trading values of each.

Comparable Transaction Analysis

     Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and multiples paid in merger and acquisition transactions of companies Lehman Brothers deemed comparable to the Company including those in distressed situations. The transactions that Lehman Brothers considered comparable to the combination of the Company and Citizens consisted of, among others (identified by acquiror / target):

     *    Broadview Networks / Network Plus
     *    IDT / Winstar
     *    Forstmann Little / McLeod USA
     *    Cable and Wireless / Exodus
     *    Cavalier & Venturehouse / Net2000
     *    Madison Dearborn / Focal Communications
     *    AT&T / Excite@Home
     *    WorldCom / Rhythms Net.Connections
     *    Teligent Acquisition Corp. / Teligent
     *    AT&T Corp. / Northpoint
     *    Time Warner Telecom / GST Telecom

     Lehman Brothers calculated the purchase price (including net debt assumed) as a multiple of revenue and as a percentage of net PPE for each acquired company in the year of the transaction and revenues in the year immediately following each transaction. The analysis indicated the following multiples:

                                                Comparable Transactions
                                       ----------------------------------------
                                            Low          High           Mean
                                        ---------------------------------------

Enterprise Value as a Multiple of:
      Current Year Revenues                0.0 x        2.1 x          0.7 x
      Forward Year Revenues                0.0 x        1.7 x          0.6 x

Enterprise Value as a Percentage of:
      Net PPE                                 2%         147%            46%

     Financial projections for comparable companies based on third party Wall Street research estimates.

     Based on selected multiples for various financial criteria, this analysis indicated a range of enterprise values for the Company of $90 million to $644 million, implying negative equity values per share of ($21.31) to ($10.51), given the Company's approximately $1.2 billion of net debt. Lehman Brothers noted that the $0.70 per share offered in the Offer was above the range implied by this analysis.

     Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the acquired companies included in the selected transactions, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent transactions analysis, and accordingly made qualitative judgments concerning differences between the characteristics of these transactions and the Offer that would affect the implied enterprise value of the Company and such acquired companies.

Transaction Premium Analysis

     Lehman Brothers reviewed the premiums paid in 28 selected going private transactions, where cash was used as consideration, for transactions less than $30 million since 1998. Lehman Brothers calculated the premium per share paid by the acquiror compared to the average share price of the target company prevailing (i) one day, (ii) 7 calendar days, (iii) 30 calendar days, and (iv) 90 calendar days prior to the announcement of the transaction. This analysis produced the following median premiums and implied equity values for the
Company:

                                                     Period Prior to Announcement
                                        ------------------------------------------------------
                                         1 Day         7 Days         30 Days          90 Days
Average Company Metric                   $0.34         $0.38           $0.46            $0.47
Median premiums                           28%           27%             29%              33%
Implied equity values per share          $0.44         $0.48           $0.59            $0.62

     Lehman Brothers noted that the $0.70 per share offered in the Offer was above the range implied by this analysis.

Discounted Cash Flow Analysis

     As part of its analysis, Lehman Brothers prepared discounted after-tax cash flow models that were based upon financial projections prepared by the management of the Company and also by a third party research analyst. Using this information, Lehman Brothers discounted to present (June 30, 2002) value the projected stream of unlevered net income (earnings before interest and after taxes) for the fiscal years 2002-2011 as adjusted for: (i) certain projected non-cash items (such as depreciation and amortization), (ii) forecasted capital expenditures; and (iii) forecasted working capital requirements. Lehman Brothers used estimated public company after tax discount rates of 11% to 13% and estimated distressed/private company after tax discount rates of 25% to 35%. Lehman Brothers estimates the distressed / private company after tax discount rates reflect rates of return required by distressed and private equity investors that recently have been involved in transactions and restructurings in the CLEC sector. Lehman Brothers also used a terminal value based on a range of multiples of estimated EBITDA and perpetuity growth rates of free cash flow in 2011 of 5x to 7x and 3% to 5%, respectively. Based on these values, the analysis indicated the following enterprise values and equity values per share for the
Company:

                                                                                               Equity Value
                                                         Enterprise Value Range              Per Share Range
                                                     -------------------------------- -------------------------------
                                                          Low             High             Low             High
                                                     -------------------------------- -------------------------------
Company Management Projections
   Public Company Discount Rate                                $289             $579        ($18.25)        ($12.60)
   Private / Distressed Company Discount Rate                    61              241         (22.68)         (19.18)
Third Party Research Projections
   Public Company Discount Rate                                 248              503         (19.26)         (14.28)
   Private / Distressed Company Discount Rate                     7              154         (23.96)         (21.10)

     Lehman Brothers also conducted a discounted after-tax cash flow model including potential synergies generated by the combination of Citizens and the Company. Using the same after tax discount rates and terminal value calculations, Lehman Brothers calculated the following enterprise values and equity values per share for the Company:

                                                                                               Equity Value
                                                          Enterprise Value Range              Per Share Range
                                                     --------------------------------- -------------------------------
                                                           Low             High              Low            High
                                                     --------------------------------- -------------------------------
Company Management Projections
   Public Company Discount Rate                                 $362             $705         ($16.83)       ($10.14)
   Private / Distressed Company Discount Rate                     95              290          (22.03)        (18.23)
Third Party Research Projections
   Public Company Discount Rate                                  322              599          (17.83)        (12.42)
   Private / Distressed Company Discount Rate                     17              202          (23.77)        (20.15)

     Lehman Brothers noted that the $0.70 per share offered in the Offer was above the range implied by each of their analyses.

     Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Independent Committee selected Lehman Brothers because of its expertise, reputation and familiarity with the telecommunications industry generally and because its investment banking professionals have substantial experience in transactions comparable to the Offer.

     As compensation for its services in connection with the Offer, the Company paid Lehman Brothers a customary fee upon the delivery of the Lehman Brothers Opinion. In addition, the Company has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the Offer and the Company and Citizens have agreed to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Company and the rendering of the Lehman Brothers Opinion. Lehman Brothers has previously rendered investment banking services to the Company and Citizens and received customary fees for such services.

     In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities of the Company and Citizens for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     (c) Intent to Tender. After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares, held of record or beneficially owned by such person, to Purchaser as of the expiration date of the Offer.

 Item 5.  Person/Assets, Retained, Employed, Compensated or Used

     (a) Pursuant to the terms of the engagement letter, dated May 17, 2002, between Lehman Brothers, the Independent Committee and the Company (the "Engagement Letter"), the Company engaged Lehman Brothers to act as financial advisor to the Independent Committee in connection with the Offer. As part of its role as financial advisor, Lehman Brothers executed and delivered the Fairness Opinion.

     Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Lehman Brothers a fee of $450,000 in cash, payable upon delivery by Lehman Brothers of its fairness opinion.

     The Company has also agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its attorneys, and indemnify Lehman Brothers and related parties against certain liabilities arising out of or in connection with or as a result of Lehman Brothers' engagement as financial advisor to the Independent Committee, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed or retained or will compensate any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

     (b) To the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, or by Purchaser or its executive officers, directors, affiliates or subsidiaries.

Item  7.  Purposes  of the Transaction and Plans or Proposals

     (d)(1)(i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     (d)(1)(ii) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (d)(2) Except as indicated in Items 3 and 4 above, there are no transactions, Company's Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information

     (a) Appraisal Rights. Stockholders who tender their Shares in the Offer are not entitled to appraisal rights under the DGCL. If the Purchaser effects the Merger, then Company stockholders who do not tender their Shares to the Purchaser pursuant to the Offer would have the right to demand an appraisal of the fair value of their Shares in accordance with the provisions of Section 262 of the DGCL ("Section 262"), which sets forth the rights and obligations of Company stockholders demanding an appraisal and the procedures to be followed.

     Under the DGCL, record holders of the Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of such shares together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of
Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262.

     (b) The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9.  Exhibits


      Exhibit
      Number
---------------
(a)(2)               Notice to stockholders of Electric Lightwave, Inc., dated June 3, 2002.*
(a)(5)(i)            Joint press release dated June 3, 2002.
(a)(5)(ii)           Opinion of Lehman Brothers to the Independent Committee of the Board of Directors of
                     Electric Lightwave, Inc., dated May 30, 2002 (included as Schedule I hereto).*
(e)(1)               Agreement for Lease of Dark Fiber between Citizens and the Company dated March 24, 1995.
                     (1)
(e)(2)               Administrative Services Agreement between Citizens and the Company dated as of December
                     1, 1997. (2)
(e)(3)               Tax Sharing Agreement between Citizens and the Company dated as of December 1, 1997. (2)
(e)(4)               Indemnification Agreement between Citizens and the Company dated as of December 1, 1997.
                     (2)
(e)(5)               Registration Rights Agreement between Citizens and the Company dated as of December 1,
                     1997. (2)
(e)(6)               Customers and Service Agreement between Citizens and the Company dated as of December 1,
                     1997. (2)
(e)(7)               Guaranty Fee Agreement between Citizens and the Company dated as of December 1, 1997. (2)
(e)(8)               Bank Credit Agreement dated November 21, 1997. (2)
(e)(9)               First  Supplemental  Indenture  from the Company,  Citizens and Citizens Newco Company to
                     Citibank,  N.A. dated April 15, 1999,  with respect to the 6.05% Senior  Unsecured  Notes due 2004. (3)

(e)(10)              Guaranty Agreement between the United States of America Department of Energy acting by and through the Bonneville Power Administration and Citizens dated May 15, 2000. (4)
(e)(11)              Intercompany Agreement between Citizens and the Company dated September 11, 2000. (5)
(e)(12)              Loan Agreement between Citizens and the Company dated October 30, 2000. (5)
(g)                  Not applicable.

(1) Incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-35227).

(2) Incorporated herein by reference to the Company's Current Report on Form 8-K filed on February 19, 1998 (File No. 0-23393).

(3)  Incorporated  herein by reference to Exhibit  10.24.2 in the Company's  Form 10-Q for the six months ended June 30, 1999
(File No.0-23393).

(4)  Incorporated  herein by reference  to Exhibit  10.27 in the  Company's  Form 10-Q for the six months ended June 30, 2000
(File No.0-23393).

(5) Incorporated herein by reference to Exhibits 10.28 and 10.29, as the case may be, to the Company's Form 10-K for the year ended December 31, 2000.

* Included with material sent to stockholders.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this Statement is true, complete and correct.


                                     ELECTRIC LIGHTWAVE, INC.



                                     By:   /s/ Robert J. Larson
                                         ---------------------------------
                                         Name:  Robert J. Larson
                                         Title: Chief Accounting Officer and
                                                Vice President
Date:    June 3, 2002



                                  Exhibit Index



      Exhibit
      Number
-----------------
(a)(2)               Notice to stockholders of Electric Lightwave, Inc., dated June 3, 2002.*
(a)(5)(i)            Joint press release dated June 3, 2002.
(a)(5)(ii)           Opinion of Lehman Brothers to the Independent Committee of the Board of Directors of
                     Electric Lightwave, Inc., dated May 30, 2002 (included as Schedule I hereto).*
(e)(1)               Agreement for Lease of Dark Fiber between Citizens and the Company dated March 24, 1995.
                     (1)
(e)(2)               Administrative Services Agreement between Citizens and the Company dated as of December
                     1, 1997. (2)
(e)(3)               Tax Sharing Agreement between Citizens and the Company dated as of December 1, 1997. (2)
(e)(4)               Indemnification Agreement between Citizens and the Company dated as of December 1, 1997.
                     (2)
(e)(5)               Registration Rights Agreement between Citizens and the Company dated as of December 1,
                     1997. (2)
(e)(6)               Customers and Service Agreement between Citizens and the Company dated as of December 1,
                     1997. (2)
(e)(7)               Guaranty Fee Agreement between Citizens and the Company dated as of December 1, 1997. (2)
(e)(8)               Bank Credit Agreement dated November 21, 1997. (2)
(e)(9)               First  Supplemental  Indenture  from the Company,  Citizens and Citizens Newco Company to
                     Citibank,  N.A. dated April 15, 1999,  with respect to the 6.05% Senior  Unsecured  Notes due 2004. (3)
(e)(10)              Guaranty Agreement between the United States of America Department of Energy acting by and through the Bonneville Power Administration and Citizens dated May 15, 2000. (4)
(e)(11)              Intercompany Agreement between Citizens and the Company dated September 11, 2000. (5)
(e)(12)              Loan Agreement between Citizens and the Company dated October 30, 2000. (5)
(g)                  Not applicable.

(1) Incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-35227).

(2) Incorporated herein by reference to the Company's Current Report on Form 8-K filed on February 19, 1998 (File No. 0-23393).

(3) Incorporated  herein by reference to Exhibit  10.24.2 in the Company's  Form 10-Q for the six months ended June 30, 1999
(File No.0-23393).

(4) Incorporated herein by reference to Exhibit 10.27 in the Company's Form 10-Q for the six months ended June 30, 2000
(File No. 0-23393).

(5) Incorporated herein by reference to Exhibits 10.28 and 10.29, as the case may be, to the Company's Form 10-K for the year ended December 31, 2000.

* Included with material sent to stockholders.


                                                        Schedule I

                                 LEHMAN BROTHERS
                                                        May 30, 2002


Special Committee of Independent Directors of the Board of Directors Electric Lightwave, Inc.
3 High Ridge Park
Stamford, CT  06905

Members  of the  Special  Committee  of  Independent  Directors  of the Board of
Directors:

     We understand that ELI Acquisition, Inc. ("Merger Sub"), a wholly owned subsidiary of Citizens Communications Company ("Citizens"), is offering to purchase in a tender offer (the "Offer") all of the outstanding shares of Class A common stock of Electric Lightwave, Inc. ("ELI" or the "Company") that Citizens and its subsidiaries do not currently own (the "Public Shares") for a per share amount of $0.70 in cash (the "Offer Price"). Citizens and its subsidiaries own approximately 78% of the outstanding shares of ELI's Class A common stock and 100% of the outstanding shares of ELI's Class B common stock, which are convertible by Citizens into shares of ELI Class A common stock. Assuming the conversion of all the ELI Class B common stock, Citizens and its subsidiaries would own approximately 85% of the outstanding shares of ELI Class A common stock. We understand that the Offer is subject to certain terms and conditions, including the condition that a majority of the shares of ELI Class A common stock currently owned by stockholders other than Citizens and its subsidiaries be validly tendered and not withdrawn. We further understand that if Citizens and its subsidiaries, at the consummation of the Offer, own at least 90% of the outstanding ELI Class A common stock, after giving effect to any conversion of ELI Class B common stock into ELI Class A common stock, then Citizens will cause Merger Sub to merge into ELI (the "Merger", and together with the Offer, the "Proposed Transaction") and that each outstanding share of ELI Class A common stock held by the public stockholders would be converted into the right to receive the Offer Price in cash. The terms and conditions of the Proposed Transaction are set forth in more detail in the Offer to Purchase, dated as of May 20, 2002, made by Citizens and Merger Sub (the "Offer to Purchase").

     We have been requested by the Special Committee of Independent Directors of the Board of Directors of the Company (the "Special Committee") to render our opinion with respect to the fairness, from a financial point of view, to the holders of the Public Shares of the Offer Price offered in the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Offer to Purchase and the specific terms of the Proposed Transaction, (2) such publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, the Company's April 22, 2002 earnings guidance announcement, and the Company's May 14, 2002 announcement that it was recognizing a charge of $39.8 million relating to Company goodwill as a cumulative effect of a change in accounting principle, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the "Company Projections"),
(4) a trading history of the Company's common stock from May 15, 2001 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) the delisting of the Company's Class A common stock from The Nasdaq National Market on May 24, 2002, for failure to comply with listing requirements, and the current lack of liquidity for the shares of the Company's Class A common stock, (7) the state of the competitive local exchange carrier (CLEC) and long-haul telecom markets, (8) the Company's balance sheet and debt obligations, the substantial current financing requirements of the Company, and the Company's ability to meet its debt obligations in the future,
(9) the potential availability of various financing alternatives available to the Company to meet its operating costs and capital requirements, (10) the results of the Company's recent efforts to refinance certain of its obligations,
(11) the likelihood that a third party buyer would be willing to acquire the Company for a purchase price in excess of the debt obligations of the Company,
(12) a September 2001 published report of a third party research analyst with respect to the current and future financial performance of the Company, and (13) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of the Company we have assumed that such financial projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and we have relied upon such projections in performing our analysis. In addition, for purposes of our analysis, we also have considered certain published estimates of the Company's future financial performance that were prepared by a third party research analyst in September 2001 and, with the Company's consent, we have assumed that such published estimates are a reasonable basis upon which to evaluate the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, we were not authorized to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Offer Price offered to the holders of the Public Shares in the Proposed Transaction is fair to such holders.

     We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive a fee for our services. In addition, the Company and Citizens have agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and Citizens in the past (including acting as the joint book-running manager for the Company's initial public offering in 1997, as a co-manager for the Company's bond offering in 1999, and as a co-manager for Citizen's common and convertible preferred equity offerings in 2001) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and Citizens for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Special Committee and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.



                                               Very truly yours,


                                               LEHMAN BROTHERS